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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the Month of December 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F  X      Form 40-F
                                -----             -----

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes           No  X
                                  -----        -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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ISSUANCE OF EUROPEAN CALLABLE EMTN BY SHINHAN BANK

On December 1, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue Euro Medium Term Notes (the "Notes") in the aggregate principal amount of USD 50,000,000. The Notes are scheduled to be issued on December 8, 2004. The following is a detailed summary of terms and conditions of the issuance of the Notes.

1. Issuer                    : Shinhan Bank
2. Dealer                    : BNP Paribas
3. Principal Amount          : USD 50,000,000
4. Trade Date                : December 1, 2004
5. Payment Date              : December 8, 2004
6. Maturity Date             : December 8, 2007
7. Issue Price               : 100.00%
9. Upfront Fees              : 0.06%
8. Redemption Price          : 100.00%
9. Coupon                    : USD 6-month LIBOR plus 32 basis points


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.

                                            By  /s/ Byung Jae Cho
                                            -----------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : December 2, 2004